Form 40-F
period 2011-12-31
Brookfield Canada Office Properties
filed 2012-03-30
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011 Commission file number: 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

Canada	6798	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada, M5J 2T3
(416) 359-8555
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036-7703

Attention: Andrew J. Beck

(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,110,560

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐          No ☑

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐         No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;
(b)	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report attached hereto as Exhibit 99.2); and
(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report attached hereto as Exhibit 99.2).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.
(b)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or the related attestation report of the registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Attestation Report of the Registered Public Accounting Firm. See item (c) immediately above.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

The registrant’s board of trustees has determined that Colum Bastable, Paul D. McFarlane and Michael F. B. Nesbitt, all members of the registrant’s audit committee, qualify as “independent” (as such term is defined in New York Stock Exchange Listed Company Manual (“NYSE Rules”)) and that Mr. McFarlane is an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all trustees, officers and employees.

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Matthew Cherry, Director, Investor Relations & Communications at Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to matthew.cherry@brookfield.com.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any trustee, officer or employee of the registrant, will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services

Deloitte & Touche LLP (“Deloitte & Touche”) is the external auditor of the registrant.  From time to time, Deloitte & Touche has provided consulting and other non-audit services to the registrant and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, attached hereto as Exhibit 99.1, is incorporated by reference herein. None of the fees billed by Deloitte & Touche in 2011 were for non-audit related services.

The Audit Committee of the board of trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

Pre-Approval Policies and Procedures

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche:

1.	Deloitte & Touche may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte & Touche may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed $250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte & Touche that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte & Touche’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

Off-Balance Sheet Arrangements

None.

Disclosure of Contractual Obligations

The information provided in the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2011, included in Exhibit 99.2 as filed with this annual report on Form 40-F, contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee

The registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Paul D. McFarlane (Chairman), Colum Bastable and Michael F. B. Nesbitt.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence Requirements

The board of trustees is currently composed of seven trustees. The board of trustees considers that its size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds.  The board of trustees believes that a combination of independent trustees, trustees related to the registrant’s parent company, Brookfield Office Properties Inc. (“BPO”) and one trustee drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

Each trustee must have an understanding of the registrant’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the registrant relative to its principal competitors.  Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board of trustees membership.  Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the board on the recommendation of the Governance and Nominating Committee resign from the board of trustees.

The board of trustees, with the assistance of the Governance and Nominating Committee, determines whether each trustee is an independent trustee. In determining independence, the board of trustees utilizes the definition of “independent” in the NYSE Rules and in National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of trustees examines the results of annual questionnaires completed by each trustee, as well as each individual trustee’s circumstances and his or her relationship to the registrant and its affiliates.  For a trustee to be independent, the board must affirmatively determine that such trustee has no material relationship with the registrant and, in the case of audit committee members, such trustee did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of trustees or a committee thereof.

The board has a policy that at least a majority of its trustees should be independent trustees in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s shareholders.

The board of trustees has determined that a majority of its trustees are independent, and has classified the 7 trustees as follows:

*	Four independent trustees: Colum Bastable, Roderick D. Fraser, Paul D. McFarlane and Michael F. B. Nesbitt. In determining that all of these trustees are independent, the board of trustees considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these trustees are affiliated.

*	Two BPO trustees: Richard B. Clark and Thomas F. Farley. While the board of trustees considers that Messrs. Clark’s and Farley’s interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

*	One management representative: T. Jan Sucharda, President and Chief Executive Officer, is not independent because he is a member of senior management of the registrant.

There are no interlocking directorships among the board’s independent trustees. Richard B. Clark serves as a board member of BPO, the registrant’s parent company.

Presiding Trustee at Meetings of Independent Trustees

The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation. Paul D. McFarlane serves as the chairman at such sessions (the “Independent Designee”).

Communication with Non-Management Trustees

Shareholders may send communications to the registrant’s non-management trustees by writing to Paul D. McFarlane, c/o Deborah R. Rogers, Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to deborah.rogers@brookfield.com.  Communications will be referred to the Independent Designee for appropriate action.  The status of all outstanding concerns addressed to the Independent Designee will be reported to the board of trustees as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules.  The Corporate Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldcanadareit.com and are available in print to any shareholder who requests them.  Requests for copies of the Corporate Governance Guidelines should be made by contacting: Matthew Cherry, Director, Investor Relations & Communications at Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to matthew.cherry@brookfield.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Matthew Cherry, Director, Investor Relations & Communications at Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to matthew.cherry@brookfield.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to:  (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (iii) transactions in said securities.

B. Consent to Service of Process.

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2012.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

Date: March 30, 2012
7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011
99.2

2011 Annual Report (containing the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2011 and the Consolidated Financial Statements for the fiscal year ended December 31, 2011)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Section 1350 Certification of Chief Executive Officer
99.6	Section 1350 Certification of Chief Financial Officer
99.7	Consent of Deloitte & Touche LLP

