Form 40-F
period 2012-12-31
Brookfield Canada Office Properties
filed 2013-03-21
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012                 Commission file number: 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

Canada	6798	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada, M5J 2T3
(416) 359-8555
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036-7703

Attention: Andrew J. Beck

(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,132,882

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐               No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;
(b)	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report attached hereto as Exhibit 99.2); and
(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report attached hereto as Exhibit 99.2).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.
(b)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm.

The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.

(e)	Changes in Internal Control over Financial Reporting.

During the fiscal year ended December 31, 2012, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and is available without charge in print to any unithholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfieldproperties.com.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any trustee, officer or employee of the registrant, will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) is the external auditor of the registrant.  From time to time, Deloitte has provided consulting and other non-audit services to the registrant and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, attached hereto as Exhibit 99.1, is incorporated by reference herein. None of the fees billed by Deloitte in 2012 were for non-audit related services.

The Audit Committee of the board of trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

Pre-Approval Policies and Procedures

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte:

1.	Deloitte may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.
2.	Deloitte may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.
3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed $250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

Off-Balance Sheet Arrangements

None.

Disclosure of Contractual Obligations

The information provided in the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012, included in Exhibit 99.2 as filed with this Annual Report on Form 40-F, contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

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

The board of trustees, with the assistance of the Governance and Nominating Committee, determines whether each trustee is an independent trustee. In determining independence, the board of trustees utilizes the definition of “independent” in the NYSE Rules and in Canadian National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of trustees examines the results of annual questionnaires completed by each trustee, as well as each individual trustee’s circumstances and his or her relationship to the registrant and its affiliates.  For a trustee to be independent, the board must affirmatively determine that such trustee has no material relationship with the registrant and, in the case of audit committee members, such trustee did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of trustees or a committee thereof.

The board has a policy that at least a majority of its trustees should be independent trustees in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s unitholders.

The board of trustees has determined that a majority of its trustees are independent, and has classified the seven trustees as follows:

•	Four independent trustees: Colum Bastable, Roderick D. Fraser, Paul D. McFarlane and Michael F. B. Nesbitt. In determining that all of these trustees are independent, the board of trustees considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these trustees are affiliated.

•	Three non-independent trustees: Thomas F. Farley, Dennis H. Friedrich and T. Jan Sucharda. While the board of trustees considers that Messrs. Friedrich’s and Farley’s interests are fully aligned with the interests of minority unitholders, and that they act independently of management, the applicable rules suggest that they be considered not independent due to their roles with the registrant’s majority shareholder, BPO. Mr. Sucharda is not independent because he is a member of senior management of the registrant.

There are no interlocking directorships among our trustees.

Presiding Trustee at Meetings of Independent Trustees

The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation.  Colum Bastable serves as the chairman at such sessions (the “Independent Designee”).

Communication with Non-Management Trustees

Unitholders may send communications to the registrant’s non-management trustees by writing to Colum Bastable, c/o Secretary, Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to investor.relations@brookfieldproperties.com. Communications will be referred to the Independent Designee for appropriate action.  The status of all outstanding concerns addressed to the Independent Designee will be reported to the board of trustees as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s governance practices comply in all significant respects with the NYSE Rules.  The Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldcanadareit.com and are available without charge in print to any unitholder who requests them.  Requests for copies of the Governance Guidelines should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfieldproperties.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and are available in print without charge to any unitholder who requests them.  Requests for copies of these documents should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfieldproperties.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2012, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.      Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to:  (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (iii) transactions in said securities.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2013.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

Date: March 21, 2013
6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012
99.2

2012 Annual Report (containing the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012 and the Consolidated Financial Statements for the fiscal year ended December 31, 2012)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Section 1350 Certification of Chief Executive Officer
99.6	Section 1350 Certification of Chief Financial Officer
99.7	Consent of Deloitte LLP

