Form 40-F/A
period 2012-12-31
Brookfield Canada Office Properties
filed 2013-05-09
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Attention: Mile T. Kurta

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

Yes ☐ No ☐

2

EXPLANATORY NOTE

Brookfield Canada Office Properties (the “registrant”) is filing this Amendment No. 1 to Form 40-F to revise the previously filed Annual Information Form, which was filed as Exhibit 99.1 to the registrant's Form 40-F filed March 21, 2013.  The revised Annual Information Form includes a description of exemptive relief the registrant has been granted in relation to Canadian securities law requirements governing related party transactions. The relief permits the registrant, subject to certain conditions, to include the Class B LP units of Brookfield Office Properties Canada LP in the calculation of the registrant’s market capitalization for purposes of the exemption from the minority approval and formal valuation requirements for transactions that have a fair market value of less than 25% of an issuer’s market capitalization. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the annual report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

Principal Documents

The following documents are hereby incorporated by reference into this Form 40-F/A:

(a)	Revised Annual Information Form for the fiscal year ended December 31, 2012 (filed as Exhibit 99.1 hereto);
(b)

Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report previously filed as Exhibit 99.2 to the registrant’s original Form 40-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report previously filed as Exhibit 99.2 to the registrant’s original Form 40-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2013).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

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

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 8, 2013.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

Date: May 8, 2013
4

EXHIBIT INDEX

Exhibit	Description

99.1	Revised Annual Information Form for the fiscal year ended December 31, 2012*
99.2

2012 Annual Report (containing the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012 and the Consolidated Financial Statements for the fiscal year ended December 31, 2012)**

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934*
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934*
99.5	Section 1350 Certification of Chief Executive Officer*
99.6	Section 1350 Certification of Chief Financial Officer*
99.7	Consent of Deloitte LLP**

*Filed herewith.

**Previously filed as an exhibit to the Annual Report on Form 40-F of the registrant for the year ended December 31, 2012 and filed with the SEC on March 21, 2013.

5