Form 40-F
period 2014-12-31
Brookfield Canada Office Properties
filed 2015-03-31
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014                   Commission file number: 001-35391

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,218,183

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2014;

(b)	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014 (attached hereto as Exhibit 99.2); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2014 (attached hereto as Exhibit 99.2).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

During the fiscal year ended December 31, 2014, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

Principal Accountant Fees and Services

Deloitte LLP (“Deloitte”) is the Independent Registered Public Accounting Firm of the registrant.  From time to time, Deloitte has provided consulting and other non-audit services to the registrant and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2014, attached hereto as Exhibit 99.1, is incorporated by reference herein. None of the fees billed by Deloitte in 2014 were for non-audit related services.

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

Off-Balance Sheet Arrangements

None.

Disclosure of Contractual Obligations

The information provided in the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014, included in Exhibit 99.2 as filed with this Annual Report on Form 40-F, contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee

The registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Paul D. McFarlane (Chairman), Colum Bastable and Susan L. Riddell Rose.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence Requirements

The board of trustees is currently composed of seven trustees. The board of trustees considers that its size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds. The board believes that a combination of individuals that are independent, individuals related to Brookfield Office Properties Inc. ("BPO”) and one individual drawn from management leads to a constructive exchange in board deliberations resulting in objective, well balanced and informed discussion and decision making.

Each member of the board must have an understanding of the registrant’s principal operational and financial objectives, plans and strategies, financial position and performance as well as its performance relative to its principal competitors and must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chair of the Governance and Nominating Committee and, if determined appropriate by the board on the recommendation of the Governance and Nominating Committee, the board of trustees shall accept such offer of resignation.

The registrant’s board, with the assistance of the Governance and Nominating Committee, determines whether each board member is independent. In determining independence, the board utilizes the definition of “independent” in the NYSE Rules and in Canadian National Instrument 52-110 “Audit Committees”. In making these determinations, the board examines the results of annual questionnaires completed by each board member, as well as each individual’s circumstances and his or her relationship to us and our affiliates. For a board member to be independent, the board must affirmatively determine that such board member has no material relationship with the registrant and, in the case of audit committee members, such trustee did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of trustees or a committee thereof.

The board has a policy that at least a majority of its trustees should be independent trustees in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s unitholders.

The board of trustees has determined that a majority of its trustees are independent, and has classified the seven trustees as follows:

•	Four independent trustees: Colum Bastable, Roderick D. Fraser, Paul D. McFarlane and Susan L. Riddell Rose. In determining that all of these trustees are independent, the board of trustees considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these trustees are affiliated.

•	Three non-independent trustees: Thomas F. Farley, Dennis H. Friedrich and T. Jan Sucharda. While the board of trustees considers that Messrs. Friedrich’s and Farley’s interests are fully aligned with the interests of minority unitholders, and that they act independently of management, the applicable rules suggest that they be considered not independent due to their roles (or in the case of Mr. Farley, former role) with the registrant’s majority shareholder, BPO. Mr. Sucharda is not independent because he is a member of senior management of the registrant.

Messrs. Bastable and Farley both serve on the Board of Trustees of Slate Retail REIT.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2015.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2014 and the Consolidated Financial Statements for the fiscal year ended December 31, 2014

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Deloitte LLP

