Form 40-F
period 2015-12-31
Brookfield Canada Office Properties
filed 2016-03-18
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015            Commission file number: 001-35391

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,250,344

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐          No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2015;

(b)	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2015 (attached hereto as Exhibit 99.2); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2015 (attached hereto as Exhibit 99.2).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2015, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

During the fiscal year ended December 31, 2015, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and is available without charge in print to any unithholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfield.com.

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

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2015, attached hereto as Exhibit 99.1, is incorporated by reference herein. None of the fees billed by Deloitte in 2015 were for non-audit related services.

The Audit Committee of the board of trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

Pre-Approval Policies and Procedures

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte:

1.	Deloitte may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed $250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

5.	Each person who is in a financial reporting oversight role, and their immediate family members, are prohibited, subject to limited exceptions set forth in applicable rules and/or standards, from obtaining any tax services from Deloitte, irrespective of whether the registrant or such person pays for the services.

Off-Balance Sheet Arrangements

None.

Disclosure of Contractual Obligations

The information provided in the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2015, included in Exhibit 99.2 as filed with this Annual Report on Form 40-F, contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

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

The board of trustees has determined that a majority of its trustees are independent, and has classified the seven trustees as follows:

•	Four independent trustees: Colum Bastable, Roderick D. Fraser, Paul D. McFarlane and Susan L. Riddell Rose. In determining that all of these trustees are independent, the board of trustees considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these trustees are affiliated.

•	Three non-independent trustees: Thomas F. Farley, G. Mark Brown and T. Jan Sucharda. While the board of trustees considers that Messrs. Brown’s and Farley’s interests are fully aligned with the interests of minority unitholders, and that they act independently of management, the applicable rules suggest that they be considered not independent due to their roles (or in the case of Mr. Farley, former role) with the registrant’s majority shareholder, BPO. Mr. Sucharda is not independent because he is a member of senior management of the registrant.

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

Communication with Non-Management Trustees

Unitholders may send communications to the registrant’s non-management trustees by writing to Colum Bastable, c/o Secretary, Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to investor.relations@brookfield.com. Communications will be referred to the Independent Designee for appropriate action.  The status of all outstanding concerns addressed to the Independent Designee will be reported to the board of trustees as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s governance practices comply in all significant respects with the NYSE Rules.  The Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldcanadareit.com and are available without charge in print to any unitholder who requests them.  Requests for copies of the Governance Guidelines should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfield.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and are available in print without charge to any unitholder who requests them.  Requests for copies of these documents should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfield.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2015, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2016.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2015 and the Consolidated Financial Statements for the fiscal year ended December 31, 2015

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Deloitte LLP

