Form 40-F
period 2016-12-31
Brookfield Canada Office Properties
filed 2017-03-02
CIK 1537063

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission file number: 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

Canada	6798	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
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

Yes ☐	No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2016;
(b)	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016 (attached hereto as Exhibit 99.2); and
(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2016 (attached hereto as Exhibit 99.2).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.
(b)	Disclosure Controls and Procedures.

As of the end of the registrant’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

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

During the fiscal year ended December 31, 2016, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and is available without charge in print to any unithholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 416-359-8593 or by e-mail to sherif.elazzazi@brookfield.com.

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

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2016, attached hereto as Exhibit 99.1, is incorporated by reference herein. None of the fees billed by Deloitte in 2016 were for non-audit related services.

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

Off-Balance Sheet Arrangements

None.

Disclosure of Contractual Obligations

The information provided in the Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016, included in Exhibit 99.2 as filed with this Annual Report on Form 40-F, contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

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

Communication with Non-Management Trustees

Unitholders may send communications to the registrant’s non-management trustees by writing to Colum Bastable, c/o Secretary, Brookfield Canada Office Properties, Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada, M5J 2T3 or by email to sherif.elazzazi@brookfield.com. Communications will be referred to the Independent Designee for appropriate action.  The status of all outstanding concerns addressed to the Independent Designee will be reported to the board of trustees as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s governance practices comply in all significant respects with the NYSE Rules.  The Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldcanadareit.com and are available without charge in print to any unitholder who requests them.  Requests for copies of the Governance Guidelines should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 416-359-8593 or by e-mail to sherif.elazzazi@brookfield.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldcanadareit.com, and are available in print without charge to any unitholder who requests them.  Requests for copies of these documents should be made by contacting our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 416-359-8593 or by e-mail to sherif.elazzazi@brookfield.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2016, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2017.

BROOKFIELD CANADA OFFICE PROPERTIES

By:	/s/ Michelle Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016
99.2	Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016 and the Consolidated Financial Statements for the fiscal year ended December 31, 2016
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Section 1350 Certification of Chief Executive Officer
99.6	Section 1350 Certification of Chief Financial Officer
99.7	Consent of Deloitte LLP